AMENDED FEE WAIVER AND REIMBURSEMENT AGREEMENT

THIS AMENDED FEE WAIVER AND REIMBURSEMENT AGREEMENT (the “Agreement”) made as of May 21, 2021 by and between Atlas U.S. Tactical Income Fund, Inc. (the “Fund”), a corporation created under the laws of the Commonwealth of Puerto Rico (“Puerto Rico”), and Atlas Asset Management LLC (“AAM”), a limited liability company organized and having its principal office and principal place of business in Puerto Rico, in its capacity as investment adviser of the Fund.

WHEREAS, AAM has entered into an investment advisory agreement with the Fund whereby AAM provides investment advisory services to the Fund;

WHEREAS, the Fund has requested that AAM waive all or a portion of its investment advisory fee and/or pay all or a portion of the ordinary operating expenses of the Fund relating to services rendered to the Fund in the ordinary course of business, defined to include all expenses necessary or appropriate for the operation of the Fund and including AAM’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and/or shareholder services fees and other expenses described in the Advisory Agreement (together, the “Operating Expenses”), but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)) in order to maintain the Fund’s Operating Expenses at a level which is no greater than 1.15% and 1.90% of the Fund’s daily gross assets for Class A Shares and Class C Shares, respectively, subject to future reimbursement by the Fund;

WHEREAS, AAM understands and intends that the Fund may rely on this Agreement in preparing its Prospectus and in accruing the expenses of the Fund for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

NOW, THEREFORE, AAM agrees to waive all or a portion of its investment advisory fee and/or pay Operating Expenses of the Fund to the extent necessary in order to ensure that Operating Expenses do not exceed 1.15% and 1.90% of the Fund’s daily gross assets for Class A Shares and Class C Shares, respectively.

In the event that the current Operating Expenses of the Fund, as accrued each month, exceed 1.15% and 1.90% of the Fund’s daily gross assets for Class A Shares and Class C Shares, respectively, AAM will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

       The Fund agrees to reimburse AAM for the waived fees and/or Fund Reimbursement Payments paid by AAM pursuant to this Agreement at such time as the Total Expenses for the Fund fall below the amounts set forth above for the annual period; provided that such reimbursement does not cause the Fund’s Total Expenses to exceed 1.15% and 1.90% of the Fund’s daily gross assets for Class A Shares and Class C Shares, respectively, and the reimbursement is made within three (3) years after AAM paid the expense.

This Agreement shall be effective through January 31, 2023, and may be renewed for successive one year periods upon approval by a majority of the Board of Directors of the Fund. of the Trust. AAM may terminate this Agreement upon thirty (30) days written notice to the Fund.

This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to AAM. This Agreement may not be terminated by AAM without the consent of the Board. This Agreement will automatically terminate if the Advisory Agreement for the Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

Upon termination or expiration of this Agreement, the Fund shall be responsible for any amounts due to AAM provided that such reimbursement does not cause the Fund’s Total Expenses to exceed 1.15% and 1.90% of the Fund’s daily gross assets for Class A Shares and Class C Shares, respectively, and the reimbursement is made within three (3) years after AAM paid the expense.

IN WITNESS WHEREOF, the AAM and the Fund have agreed to this Agreement as of the day and year first above written.

ATLAS ASSET MANAGEMENT LLC

By: ________________________________

Name: Paul Hopgood

Title: Sole Member

ATLAS U.S. TACTICAL INCOME FUND, INC.

By: ____________________________

Name: Paul Hopgood

Title: President